Exhibit 99.1

October 17, 2005

To My Fellow Employees:

        ANS has accepted an offer to be acquired and operate as an independent division of St. Jude Medical, Inc. It's important to know that this merger is not focused on opportunities to consolidate, but rather brings new resources to help us tap our incredible market opportunity and accelerate the growth of our business. For employees looking for new challenges, this is great news!

        ANS has become a valuable company with a terrific team of co-workers, a culture grounded on integrity, and the best products on the market—products that have helped thousands of patients with disabling chronic pain and nervous system disorders. We've demonstrated our ability to innovate and compete, and have helped show the world the enormous potential of neuromodulation. St. Jude recognized our strategic value and asked us to consider a merger offer. After careful consideration, we agreed because we firmly believe it serves the best interest of our employees, customers and shareholders.

        This marriage of two great companies with common values allows us to remain a powerful force in the neuromodulation market against formidable competitors. St. Jude Medical is committed to helping us accelerate our investment in sales, marketing, product development, incubation efforts and product approvals. We will continue with our same benefit programs, practices and policies, but will also take advantage of the larger scope of the entire company to make operational improvements and expand into new markets.

        While our mission remains the same—improve the quality of life for people—we can now accomplish this mission better and faster! On behalf of the entire leadership team, thank you for your commitment to getting ANS to this point. I look forward to working with you as we continue to make the ANS journey an incredibly successful one.

Respectfully,

Chris Chavez
President and Chief Executive Officer

Forward-Looking Statements

        Any statements made regarding the proposed transaction between St. Jude Medical, Inc. and Advanced Neuromodulation Systems, Inc., the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, potential clinical success, regulatory approvals, anticipated future product launches, revenues, earnings, expected repayment of debt, market shares, market growth, market segment growth, new indications, and any other statements regarding St. Jude Medical's or ANS's future expectations, beliefs, goals or prospects are forward-looking statements which are subject to risks and uncertainties, such as those described under or incorporated by reference in Item 8.01 of St. Jude Medical's Current Report on Form 8-K filed on October 17, 2005, in Item 8.01 of ANS's Current Report on Form 8-K filed on October 17, 2005, and in the Outlook and Uncertainties section in ANS's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (see page 25) and ANS's Annual Report on Form 10-K for the year ended December 31, 2004 (see page 26). Actual results may differ materially from anticipated results.

Additional Information

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of ANS. St. Jude Medical will be filing a tender offer statement with the Securities and Exchange Commission (SEC) and ANS will be filing a solicitation/recommendation statement with respect to the offer. ANS shareholders are advised to read the tender offer statement regarding the acquisition of ANS referenced in this news release, and the related solicitation/recommendation statement, when those statements are made available to them. The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect the offer. These documents will be made available to all shareholders of ANS at no expense to them. These documents will also be available at no charge on the SEC's web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from ANS in writing at 6901 Preston Road, Plano, Texas 75024, or by phone at (972) 309-8000.

A Sampling of Our Product Line

Epic™ HF CRT-D	QuickSite® Bipolar Left-Ventricular Lead	SJM Biocor® Valve	Premere™ PFO Closure System*	EnSite® System Display Workstation

*Currently not available in the U.S.

St. Jude Medical Fact Sheet

Mission

        St. Jude Medical's mission is to make life better through excellence in medical device technology and services. The Company designs, manufactures, and distributes cardiovascular medical devices of the highest quality, offering physicians, patients, and payers outstanding clinical performance and demonstrated economic value.

Company Information	Global Headquarters: St. Paul, Minnesota Internet: www.sjm.com Stock Exchange: New York Stock Exchange (NYSE) under "STJ" symbol
2004 Net Sales	$2.3 billion
Founded	1976 in St. Paul, Minnesota
Product Portfolio
St. Jude Medical's product portfolio includes cardiac resynchronization therapy (CRT) devices, implantable cardioverter defibrillators (ICD), pacemakers, specialty catheters, vascular closure devices, and heart valve replacement and repair products.
Global Reach	The Company has more than 20 principal operations and manufacturing facilities worldwide, with products sold in more than 130 countries.
Employees	Approximately 9,000 employees worldwide

St. Jude Medical Divisions

Cardiac Rhythm Management Division

        St. Jude Medical offers new cardiac resynchronization therapy devices for heart failure, plus state-of-the-art implantable cardioverter defibrillators, advanced pacemakers, leads, introducer systems, and device programmers used to treat certain cardiac arrhythmias.

Atrial Fibrillation Division

        The Atrial Fibrillation (AF) Division, established in 2005, develops products to diagnose, treat, and seek a cure for atrial fibrillation. The AF Division's product portfolio includes sophisticated catheters offering novel approaches for managing AF, and a proprietary surgical ablation device using High Intensity Focused Ultrasound (HIFU) energy.

Cardiology Division

        Building on the success of its industry-leading Angio-Seal™ vascular closure device, St. Jude Medical established the Cardiology Division in 2005 to expand its product portfolio for interventional cardiologists. In addition to its innovative access and closure technologies, St. Jude Medical offers new products to address the therapeutic area of cardiology.

Cardiac Surgery Division

        St. Jude Medical develops and manufactures the gold standard St. Jude Medical® mechanical heart valve, plus a growing portfolio of stented and stentless tissue valves and heart valve repair products.

St. Jude Medical US Division

        St. Jude Medical supports its U.S. customers with approximately 1,500 professionals in the field covering sales, education, and implant and other clinical procedure support. The US Division has one of the largest sales organizations in the industry, supplying high-quality cardiovascular products to customers around the United States.

St. Jude Medical International Division

        Approximately 2,000 people on St. Jude Medical's international team sell the entire St. Jude Medical product line in over 130 countries worldwide. Headquartered in St. Paul, Minnesota, USA, the International Division also has major offices located in Hong Kong and Brussels, Belgium.